WORLD ENERGY SOLUTIONS, INC.
446 Main Street
Worcester, MA 01608

September 18, 2009

VIA EDGAR

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	World Energy Solutions, Inc. Form 10-K for the year ended December 31, 2008 Filed March 3, 2009 File No. 333-136528

Dear Ms. Thompson:

On behalf of World Energy Solutions, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated September 4, 2009.  The following repeats your comments with the Company’s response:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A.  Controls and Procedures, page 35

Evaluation of Disclosure Controls and Procedures, page 35

1.   Question – We note your Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, your disclosure controls and procures [sic] were effective at the reasonable assurance level to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  You appear to have disclosed a partial definition of disclosure controls and procedures when concluding that your disclosure controls and procedures were effective.  Please confirm to us, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were also effective in ensuring that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.  Please revise future filings to include the entire definition of disclosure controls and procedures.  Alternatively you may choose to omit the entire definition of disclosure controls and procedures.  Refer to Exchange Act Rule 13a-15(e).

Response –  The Company confirms that its Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2008 that the Company’s disclosure controls and procedures also were effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to its management, including the Company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.  In future filings the Company will include either the entire definition of disclosure controls and procedures or omit the definition altogether.

Internal Control Over Financial Reporting, page 35

2.   Question – We note that your management “believes” that, as of December 31, 2008, your internal control over financial reporting is effective.  Your statement does not meet the requirements of Item 308(a) of Regulation S-K since you have not clearly concluded that your internal control over financial reporting is effective.  Please confirm to us, if true, that management concluded that your internal control over financial reporting is effective as of December 31, 2008.  Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.

Response – The Company confirms that its management concluded that its internal control over financial reporting was effective as of December 31, 2008.  In future filings, the Company will refrain from characterizing this conclusion as management’s belief.

Financial Statements, page 40

Notes to Consolidated Financial Statements, page 46

Note 1 – Nature of Business, Basis of Presentation and Management’s Plans, page 46

3.   Question – We note your discussion of “cash usage” in the fifth paragraph on page 46.  Please define “cash usage” so it is clear to investors what this amount represents.

Response – “Cash usage” represents cash utilization (or burn) for each respective period. While the Company’s cash balance had declined during 2008, the rate of decline was reduced significantly to the point that the cash balance at December 31, 2008 was substantially the same as the September 30, 2008 cash balance. To clarify this fact for investors and to the extent the Company has not attained operating cash flow positive by the end of calendar 2009, in future filings the Company proposes to define “cash usage” or to simplify the language and refrain from using the term “cash usage”.

Selected Quarterly Financial Data

4.   Question – Please tell us how you considered providing selected quarterly financial data as required by Item 302 of Regulation S-K.

Response – Item 302(a) requires registrants specified in Item 302(a)(5) to provide selected quarterly financial data.  Item 302(a)(5) provides that Item 302(a) “applies to any registrant, except a foreign private issuer, that has securities registered pursuant to Sections 12(b) (other than mutual life insurance companies) or 12(g) of the Exchange Act.”  At the time of filing, and for the year ended December 31, 2008, the Company did not have securities registered pursuant to Sections 12(b) or 12(g) of the Exchange Act, as noted on the first page of the filing.  As such, the Company was not required to provide the disclosures required under Section 302(a).  The Company began trading on the NASDAQ Capital Market on April 27, 2009 and thus, now has securities registered pursuant to Section 12(b) of the Exchange Act.  Previously, the Company was listed only on the Toronto Stock Exchange, which is not a “national securities exchange” for purposes of the Exchange Act.  Now that the Company has a class of securities registered pursuant to Section 12(b) of the Exchange Act, in future filings the Company will include selected quarterly financial data as required by Section 302(a).

Exhibits 31.1 and 31.2

5.   Question – We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Additionally, please ensure that your certifications use the exact wording from Item 601(b)(31) of Regulation S-K.

Response – In future filings, the Company will eliminate the title of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a).   Additionally, the Company will ensure that the certifications use the exact wording from Item 601(b)(31) of Regulation S-K.

In furtherance of your request, the undersigned hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us with any additional comments or questions.

Very truly yours, WORLD ENERGY SOLUTIONS, INC. By: /s/ Richard Domaleski Richard Domaleski Chief Executive Officer